Exhibit 95.1

Mine Safety Disclosure Exhibit

Nord Resources has a commitment to Safety and Health. We continue to develop and maintain programs that meet and where practical, exceed the requirements of the state and federal regulations. Our ultimate goal is Zero Accidents and to maintain the reputation of being a safety conscious producer. To accomplish our goal, our safety programs include extensive task training, vehicle and workplace inspections done daily, weekly and daily job specific safety meetings. “Think Safe Work Safe Live Safe” the Company’s safety slogan, not only promotes safety on the work site for our employees but also at home. Nord Resources continues to set the standard in safety and compliance and protecting our most valuable asset, our employees.

Mine Safety Disclosures

The Johnson Camp Mine operated by Nord Resources Corporation is located in Arizona and is under the jurisdiction of the Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health (FMSH) Act. MSHA conducts regular inspections throughout the year and citations and orders may be issued when it believes a violation has occurred. In evaluating this information, consideration should be given to factors such as: (i) the number of citations issued will vary from inspector to inspector, and (ii) citations and orders can be contested and appealed and, in that process, are often reduced in severity and amount, and are sometimes dismissed.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), each operator of a coal or other mine is required to include certain mine safety results within its periodic reports filed with the Securities and Exchange Commission (SEC). As required by the reporting requirements included in § 1503(a) of the Dodd-Frank Act, the Company presents the following items regarding certain mining safety and health matters, for the period presented, for each of its mine locations that are covered under the scope of the Dodd-Frank Act:

(A)

The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the FMSH Act (30 U.S.C. 814) for which the operator received a citation from MSHA;

(B)	The total number of orders issued under section 104(b) of the FMSH Act (30 U.S.C. 814(b));

(C)	The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the FMSH Act (30 U.S.C. 814(d));

(D)	The total number of imminent danger orders issued under section 107(a) of the FMSH Act (30 U.S.C. 817(a));

(E)	The total dollar value of proposed assessments from MSHA under the FMSH Act (30 U.S.C. 801 et seq.);

(F)	Legal actions pending before Federal Mine Safety and Health Review Commission involving such coal or other mine as of the last day of the period;

(G)	Legal actions initiated before the Federal Mine Safety and Health Review Commission involving such coal or mine during the period; and

(H)	Legal actions resolved before the Federal Mine Safety and Health Review Commission involving such coal or mine during the period.

	A	B	C	D	E	F
	Section 104 (S&S) Citations	Section 104(b) Orders	Section 104(d) Orders	Section 110(b)(2) Violations	Section 107(a) Citations & Orders	Total Dollar Value of MSHA Proposed Assessments (1)
Johnson Camp Mine 02-02824	0	0	0	0	0	0

	G	H	I	J	K	L
	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e)	Received Notice of Potential to Have Patterns Under Section 104(e)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Johnson Camp Mine 02-02824	0	No	No	0	0	0